RATIO OF EARNINGS TO FIXED CHARGES EXHIBIT 12

Three Months Ended March 31, 2001

(In Thousands)

Earnings
Income before interest expense	$13,394

Add:
Income tax items	5,301
Income tax on other income	595
AFUDC - borrowed funds	50
Interest on rentals	248
Total earnings before interest and taxes	$19,588

Fixed Charges
Interest on long-term debt	$ 3,306
Other interest	524
Interest on rentals*	248
Total fixed charges	$ 4,078

Ratio of Earnings to Fixed Charges	4.80x

*Represents one-third of the total rental expense.